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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Air Industries Group
(Exact Name of Registrant as Specified in Charter)

Nevada	001-35927	80-0948413
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1479 N. Clinton Avenue Bay Shore, New York	11706
(Address of Principal Executive Offices)	(Zip Code)

Scott Glassman	(631) 328-7014
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Air Industries Group evaluated its current product lines and determined that certain product we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold (3TG). The survey of our suppliers determined that our supply chain is Conflict Free Undeterminable and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of The Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.airindustriesgroup.com/investor-relations.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Air Industries Group

By: /s/ Peter Rettaliata
       Peter Rettaliata
       President and CEO